UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Subject Company (Issuer))

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Marie Noble

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street N.W.

Washington, D.C. 20001

(202) 636-5500

June 25, 2020

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $900,179,581.75	Amount of Filing Fee:	(b) $116,843.31

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,843.31	Filing Party: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
Form or Registration No.: Schedule TO, Registration No. 005-79005	Date Filed: June 25, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 25, 2020 by SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) in connection with an offer by the Company to purchase up to 25% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Statement remains unchanged, and this Amendment does not modify any of the information previously reported on the Statement. You should read this Amendment together with the Statement and the Offer to Purchase dated June 25, 2020.

Item 11. Additional Information

Item 11 of the Statement is hereby amended and supplemented as follows:

On July 1, 2020, the Company distributed an amended and restated investor letter dated July 1, 2020. A copy of such investor letter as posted to the Company’s website is filed as Exhibit G to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

G.	Amended and Restated Letter to Investors Dated July 1, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

By:	/s/ Raymond Nolte
Name: Raymond Nolte
Title: President and Director

July 1, 2020